Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2 and Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: American Bank Holding Corporation

Commission File No.: 333-290333

Subject Company: Southwest Bancshares, Inc.

Commission File No.: 001-35388

Date: October 30, 2025

The following are excerpts from the transcript of the Q3 2025 earnings call held by Prosperity Bancshares, Inc. (“Prosperity” or the “Company”) on October 29, 2025. The excerpts contain only those portions of the transcript relating to discussions of the proposed transactions between (i) Prosperity and American Bank Holding Corporation and (ii) Prosperity and Southwest Bancshares, Inc.

PROSPERITY BANCSHARES, INC.

Third Quarter 2025 Earnings Conference Call

October 29, 2025 — 11:30 a.m. E.T.

Company Participants

Charlotte M. Rasche — Executive Vice President & General Counsel

David Zalman — Senior Chairman & Chief Executive Officer

Asylbek Osmonov — Chief Financial Officer

H.E. (Tim) Timanus, Jr. — Chairman

Kevin Hanigan — President & Chief Operating Officer

Charlotte M. Rasche

Thank you. Good morning, ladies and gentlemen, and welcome to Prosperity Bancshares third quarter 2025 earnings conference call. This call is being broadcast live on our website and will be available for replay for the next few weeks.

….

Now let me turn the call over to David Zalman.

David Zalman

Thank you, Charlotte. I’d like to welcome and thank everyone listening to our third quarter 2025 conference call.

In the third quarter, we signed a definitive merger agreement with Southwest Bancshares, Inc., the parent company of Texas Partners Bank, headquartered in San Antonio, Texas We are excited about this transaction as it significantly expands our San Antonio metro footprint with four additional branches, and increased our deposit market share and bolstered our presence in the Texas Hill Country, and adds an experienced C&I lending team.

I would also be remiss not to mention how excited we are about our pending merger with American Bank Holding Corporation in Corpus Christi, Texas. The combination will strengthen our presence and operations in South Texas and the surrounding areas and enhance our presence in Central Texas, including San Antonio. Combined with the Texas Partners acquisition, we will have 10 banking centers in the San Antonio area.

…

We remain focused on completing our pending acquisitions of American Bank Holding Company and Southwest Bancshares, Inc.

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QUESTIONS & ANSWERS

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Catherine Mealor – Analyst, KBW

I wanted to start maybe with your outlook for loan growth. Wanted to see with the loans have been declining for the past few quarters, and I think we were hopeful that we would see that inflection this quarter. But I’m just kind of curious if you could talk about the push and pull between paydowns and the decline in some of your acquired books, and then your outlook for organic growth moving forward. Thanks.

Kevin Hanigan

…

Going into next year, we feel a little bit better about it in that we’ve got a bunch of construction deals that we have approved over the course of this year that have not funded up yet, but we’re still waiting for all the equity to go into those deals. So just off of a steady-state book, I would say low single-digits for next year.

And as you know, we expect to have both of the acquisitions that we have announced closed on the books in the next year, probably by the end of the first quarter of next year, which will help out, obviously, for just a total volume.

The only other thing I would caution out of all of what I’ve said is, once we buy a bank—a couple of banks like that, there’s typically some loan runoff even for a good bank, and these are both pretty good credit-quality banks. So one of the headwinds for overall next year, not just organic off of today’s balance sheet, will be any payoffs we get out of those two acquisitions.

Manan Gosalia — Morgan Stanley

…

You noted that you would have liked to be more active in the quarter and that you weren’t because of M&A. And you’ve obviously spoken in the past a lot about M&A being a strong part of your growth strategy, and you’re typically in multiple conversations at different stages. And then I guess you also noted that you will be buying back more aggressively at these prices. So should we take that to mean that you are pivoting away from an M&A strategy to a buyback strategy in the near term while your stock is at these prices?

David Zalman

…

I think that we’ll always look at M&A. But based right now where our stock price is, we’re really focused on getting our stock price up. And we weren’t able to buy—I will admit and say that we just heard during this meeting that we have gotten all of our approvals on the American Bank in Corpus Christi. So we’re excited about that. We’re excited about putting the two banks in San Antonio and Corpus together. It would definitely give us, from Victoria all the way to Corpus Christi, it would give us a dominant market share along what we call the Gulf of America there. So we’re excited about that.

Peter Winter — Analyst, D.A. Davidson

Thank you. Kevin, I wanted to follow up with comments that you made earlier about as you close the deal with American Bank and Southwest that there’ll be some runoff in the loan portfolios to meet your standards. But do you have a sense of how much runoff you’d be expecting from those portfolios?

Kevin Hanigan

Not nearly as much as we experienced this year with the Lone Star acquisition.

David Zalman

FirstCapital.

Kevin Hanigan

FirstCapital, I mean. Lone Star‘s been fine…They’re both, first of all, they’re both pretty high-quality credit banks. I mean, we did a deep, as we do on all acquisitions, we did a deep, deep credit dive on both of these. American Bank is, gee, it’s one of the cleaner banks we’ve seen ever. So I think it’s going to be muted compared to what we’ve experienced here more recently. There’s always going to be some. But I think it’ll be muted compared to what we have seen in the past.

…

David Zalman

Peter, both of those banks we did due diligence on. Both of them I don’t want to say clean as a whistle because there’s always issues that come up. But again, nothing like on the First Capital deal that we did in West Texas, we probably outsourced over $460 million in loans. We don’t expect anything like that with these two deals right here. Nothing like that.

…

David Zalman

And our experience, especially along that Gulf Coast right there, our experience with Victoria, we paid a lot for that bank, which we paid a lot for the American Bank at the same time. But both banks are very similar with very core deposits. And really, those banks grew. I mean, and I don’t think there’s any question with the core deposits that American Bank has and that market share that we’ll own from along that Gulf of America side down that coast. It’ll just be, I think it’s going to be really a good, good deal.

…

Ben Gerlinger — Analyst, Citi

Hey. Good afternoon, or good morning…When you guys think about the two pending deals, I think you said, Dave, that you just got regulatory approval while we’re on the phone here.

David Zalman

Right.

Ben Gerlinger — Analyst, Citi

Can you fine-tune the potential close dates for these two?

Charlotte Rasche

Yeah. I think we’re probably looking around fourth quarter, this quarter to close, probably the end of the year, the American deal. And first quarter of 2026 for Southwest.

…

Asylbek Osmonov

Yeah. But financial impact going to be more on the next year, not this year.

David Zalman

We’ll probably roll the American bank into the first, first month…of next year.

…

Asylbek Osmonov

Yeah. I mean, definitely when you do mergers with other banks, there’s always cost savings regardless. So we always strive to get the cost savings just by acquiring banks. And I think it also depends on the system conversion. We’re going to get some benefit early on because there’ll be some departure, but an additional cost will be like second half of the year, I would say. But overall, we’ll get some cost savings in 2026, but most or all of it we’re going to get in ‘27 and beyond.

Ben Gerlinger — Analyst, Citi

Gotcha. All right. I appreciate the help. And then just wanted to fine-tune the buyback comment of backing up the truck. Does that mean you have to wait until the second one closes and then you could just be there the next day? Or is there something else beyond that?

David Zalman

Well, we really we had this, and I think we had an S-4 filed, and I know there’s probably been some other little—people shorting us with doing some tomfoolery thinking that we won’t be able to buy back, but I think we should be able to start buying back?

Charlotte Rasche

Next week.

…

Janet Lee — TD Cowen

Hello. Dialling into deposits a little, so I believe there was about $150 million of runoffs from Lone Star acquisition on the deposit side as well through June. Do you expect any sort of deposit runoffs from the two acquisitions as well heading into 2026?

David Zalman

The American Bank acquisition is very solid. I mean, their deposit is made up of they’re probably as close to us as you could get. So we don’t expect anything there. The Texas Partners Bank, their deposit makeup is different. And again, probably the difference, as you saw in the price, is they have a big treasury department with a lot of commercial accounts that it’s just a bigger part of their deposit makeup. And so there is more risk. Again, we’re not anticipating a lot, but you never know. It could be—it’s not rate driven. It’s really based on their treasury product that they have.

I think that we have a—I think our treasury product is as good and probably the guy that’s running their treasury department will end up running our treasury department. So that’s good. But again, there’s a bigger portion of their deposits are in this treasury area. So there is more risk in that, for sure.

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Cautionary Notes on Forward Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This transcript contains statements regarding the proposed transactions between (1) Prosperity Bancshares, Inc. (“Prosperity”) and Southwest Bancshares, Inc. (“Southwest”) and (2) Prosperity and American Bank Holding Corporation (“American”); future financial and operating results; benefits and synergies of the transactions; future opportunities for Prosperity; the issuances of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and Southwest (the “Prosperity/Southwest Merger Agreement”) and the Agreement and Plan of Merger by and between Prosperity and American (the “Prosperity/American Merger Agreement” and, together with the Prosperity/Southwest Merger Agreement, the “Merger Agreements”); in connection with the proposed transaction between Prosperity and Southwest, the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Prosperity/Southwest Registration Statement”) and a prospectus of Prosperity and a proxy statement of Southwest to be included therein (the “Prosperity/Southwest Proxy Statement/Prospectus”); in connection with the proposed transaction between Prosperity and American, a registration statement on Form S-4 (the “Prosperity/American Registration Statement” and, together with the Prosperity/Southwest Registration Statement, the “Registration Statements”) and a preliminary prospectus of Prosperity and a proxy statement of American included therein (the “Prosperity/American Proxy Statement/ Prospectus” and, together with the Southwest Proxy Statement/Prospectus, the “Proxy Statement/Prospectuses”), which registration statement was filed with the SEC on September 17, 2025 and amended on September 30, 2025; the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,”

“will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity and its subsidiaries or related to the proposed transactions between (1) Prosperity and Southwest and (2) Prosperity and American and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of Prosperity’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Southwest or American or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transactions may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s, Southwest’s and American’s businesses as a result of the announcements and pendency of the transactions, (3) the risk that the integration of Southwest’s and/or American’s businesses and operations into Prosperity, will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Southwest’s and/or American’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Southwest and/or American, (5) the ability by each of Prosperity, Southwest and/or American to obtain required governmental approvals of the transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the transactions or adversely affect the expected benefits of the transactions, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transactions, (7) the failure of the closing conditions in the applicable Merger Agreements to be satisfied, or any unexpected delay in closing the transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable Merger Agreements, (8) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the transactions, (9) the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after any of the transactions, or against Southwest or American, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity, Southwest and American. Prosperity disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in Prosperity’s Annual Report on Form 10-K, Quarterly Reports on Form 10- Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity may be downloaded from the Internet at no charge from http://www.prosperitybankusa.com.

Additional Information about the Transaction and Where to Find It

Prosperity intends to file with the SEC the Prosperity/Southwest Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Southwest in connection with Prosperity’s and Southwest’s proposed transaction. The Prosperity/Southwest Registration Statement will include the Prosperity/Southwest Proxy Statement/Prospectus which will be sent to the shareholders of Southwest in connection with the proposed transaction. This communication is not a substitute for the Prosperity/Southwest Proxy Statement/Prospectus or any other document which Prosperity may file with the SEC.

In connection with Prosperity’s and American’s proposed transaction, Prosperity has filed with the SEC on September 17, 2025 the Prosperity/American Registration Statement on Form S-4, as amended on September 30, 2025 (the “Amended Prosperity/American Registration Statement”) (which Amended Prosperity/American Registration Statement was declared effective by the SEC on September 30, 2025), to register the shares of Prosperity common stock to be issued to the shareholders of American in connection with Prosperity’s and American’s proposed transaction. The Prosperity/American Proxy Statement/Prospectus will be delivered to shareholders of American. Prosperity may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Prosperity/American Proxy Statement/Prospectus or Amended Prosperity/American Registration Statement or any other document which Prosperity may file with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT ON FORM S-4, THE APPLICABLE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE APPLICABLE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE APPLICABLE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, SOUTHWEST, AMERICAN AND THE APPLICABLE PROPOSED TRANSACTIONS.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the Prosperity/American Proxy Statement/Prospectus (and the Prosperity/Southwest Proxy Statement/Prospectus, when it becomes available), can also be obtained, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199, or with respect to the Prosperity/American Proxy Statement/Prospectus, to American Bank Holding Corporation, 800 North Shoreline Boulevard, Corpus Christi, Texas 78401, Attn: Stephen Raffaele, (512) 306-5550 or, with respect to the Prosperity/Southwest Proxy Statement/Prospectus, Southwest Bancshares, Inc., 1900 NW Loop 410, San Antonio, Texas 78213, Attention: Investor Relations, (210) 807-5511, as applicable.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.